SENTIGEN™ biosciences

cmt Cell & Molecular Technologies, Inc

Sentigen Holding Corp.

Improving Health Through Innovation and Discovery

2003 Annual Report





Company Profile

We are a holding company conducting business through two wholly-owned operating subsidiaries, Cell & Molecular Technologies, Inc. ("CMT") and Sentigen Biosciences, Inc. ("Sentigen Biosciences," formerly Sentigen Corp.). CMT provides contract research and development services and manufactures specialty cell culture media, reagents and other research products for companies engaged in the drug discovery process. Sentigen Biosciences is primarily engaged in the development and commercialization of novel bioassay systems that elucidate the underlying biology of protein-protein interactions. Sentigen Biosciences is initially targeting its Tango™ Assay System to address the functionalization of G protein-coupled receptors (GPCRs) for pharmaceutical drug discovery and development. Sentigen Biosciences has filed patent applications on its assay system and expects to file additional patent applications on this technology in the future.





Financial Highlights

Fiscal Year Ended December 31,	**2003**	2002	2001	2000	1999
Statement of Operations Data:					
Total revenues (1)	**$ 9,014,781**	$ 7,217,446	$ 6,080,198	$ 4,729,503	$ 3,916,581
Direct costs	**(3,097,539)**	(2,563,096)	(2,276,056)	(1,890,649)	(1,626,203)
Income after direct costs	**5,917,242**	4,654,350	3,804,142	2,838,854	2,290,378
Operating expenses	**(6,684,775)**	(5,276,486)	(4,826,954)	(3,083,238)	(1,809,614)
(Loss) income from operations (2)	**(767,533)**	(622,136)	(1,022,812)	(244,384)	480,764
Interest income, net of interest expense	**20,489**	235,956	508,345	191,991	160,350
Income tax expense	**126,144**	135,851	133,122	74,322	—
Net (loss) income	**$ (873,188)**	$ (522,031)	$ (647,589)	$ (126,715)	$ 641,114
(Loss) income per share of common stock:					
Basic	**$(0.12)**	$(0.07)	$(0.09)	$(0.02)	$0.11
Diluted	**$(0.12)**	$(0.07)	$(0.09)	$(0.02)	$0.10
(Loss) income from operations by company:					
Cell & Molecular Technologies	**$ 2,614,738**	$ 1,600,950	$ 1,360,025	$ 1,124,337	$ 1,023,504
Sentigen Biosciences	**(1,259,673)**	(1,124,787)	(1,151,408)	(659,706)	–
Holding Company (2)	**(2,122,598)**	(1,098,299)	(1,231,429)	(709,015)	(542,740)
(Loss) income from operations	**$ (767,533)**	$ (622,136)	$(1,022,812)	$ (244,384)	$ 480,764
Balance Sheet Data:					
Working capital	**$ 9,956,254**	$ 9,811,764	$ 9,929,995	$ 5,462,235	$ 5,386,910
Total assets	**$13,123,379**	$13,148,435	$12,862,944	$13,419,909	$ 7,428,682
Long-term debt	**$ 800,581**	$ 1,031,161	$ 914,110	$ 635,001	$ 1,092,095
Stockholders' equity	**$10,931,194**	$10,870,489	$10,950,382	$11,351,799	$ 5,734,091

(1) Revenues are entirely attributed to our wholly-owned subsidiary Cell & Molecular Technologies, Inc. in all years presented except for 2002, which includes $100,003 in grant revenue attributable to Sentigen Biosciences, Inc.

(2) Loss from operations for the year ended December 31, 2003 includes a one-time charge for stock-based compensation in the amount of $820,407 upon the extension of the term of a stock option previously granted to our Chairman.



To Our Stockholders

Innovation

During 2003, our two wholly-owned subsidiaries, Sentigen Biosciences, Inc. ("Sentigen Biosciences") and Cell & Molecular Technologies, Inc ("CMT"), continued to execute their business plans and focused on building their respective businesses to secure growth in the future.

At Sentigen Biosciences we continue to spend our time and resources on:

- Establishing an internal drug discovery and development program initially focused on G protein-coupled receptors, or GPCRs; and
- Commercializing and enlarging the scope of the Tango™ Assay System.

At CMT, we continue spending time and resources in order to broaden our customer base while expanding our service offerings to the drug discovery community.

Our Initial Focus—GPCRs

GPCRs are the largest family of receptors in humans, and they are involved in a multitude of cellular signaling mechanisms. GPCRs function as important mediators of cellular responses to hormones, neurotransmitters, chemokines and other molecules. In addition, GPCRs are responsible for mediating the senses of smell (olfaction), taste, and vision. GPCRs are membrane proteins with a common structure comprising seven domains that span the cellular membrane. GPCRs bind natural or synthetically engineered compounds (ligands) on the outside of cells and relay a signal to the cellular interior by stimulating or inhibiting a variety of processes within the cell.

There are approximately two hundred GPCRs for which a natural ligand and physiological function are known and understood. In addition to these two hundred "known" GPCRs, it is believed that there are approximately one-hundred and sixty non-olfactory GPCRs for which a ligand and/or function is neither known nor understood ("orphan" GPCRs). We believe our Tango Assay System platform offers the potential to monitor receptor activation with better selectivity, sensitivity, and flexibility than other currently-available technologies. These advantages offer us the opportunity to employ Tango assays toward GPCRs in three ways:

- Interrogate the two hundred known GPCRs; this has the potential to identify ligands that may yield drugs that are more effective and specific than drugs currently on the market.
- Functionalize orphan GPCRs; this could potentially yield a new population of effective drug targets.
- Profile the activity of lead drug compounds against a wide range of GPCRs; this could enable the generation of selectivity profiles for drug candidates, thereby enabling the identification of more specific drugs with fewer side effects.

Commercializing the Tango Assay System

During 2003, we have successfully optimized our assay system for use with GPCRs, widely believed to be the most profitable class of biological targets for pharmaceutical discovery.

We intend to seek strategic discovery and development partnerships around key molecular targets with biotechnology, pharmaceutical and other life sciences research institutions and although introductory meetings have begun, we are not able to ascertain whether we will be successful in this regard. In September 2003, we added Erik R. Lundh to senior management as the Executive Vice President of Commercial Operations to head our potential commercialization and business development efforts in this area. It is Mr. Lundh's responsibility to ascertain the size of our potential markets and lead potential sales efforts. It is also Mr. Lundh's responsibility to ascertain the best way to serve our clients and capitalize on any potential synergies that the assay system can generate with our base services business at Cell & Molecular Technologies, Inc.

We intend to seek strategic discovery and development partnerships around key molecular targets with industry-leading biotechnology, pharmaceutical, and other life sciences research institutions.



Joseph K. Pagano
Chairman of the Board,
Chief Executive Officer and President

Enlarging the Scope of the Tango Assay System

We are already working towards expanding our assay system to investigate other protein-protein interactions that are significant for pharmaceutical discovery and development. We believe that we can expand the Tango Assay System to address the following:

- Receptor tyrosine kinases;
- Nuclear hormone receptors;
- Intracellular signaling proteins;
- Cytokine receptors;
- Enzymes and proteases; and
- Other protein-protein interactions.

It is generally accepted that these additional drug targets have significance across a range of therapeutic areas including: cancer, Alzheimer's disease and other neurodegenerative disorders; immunological or inflammatory diseases; cardiovascular disease; endocrine disorders; virology; and metabolic disorders. While we have begun working on the expansion of our Assay System, no assurance can be given that such expansion across all target classes and therapeutic areas will be successful.

Cell & Molecular Technologies, Inc.

CMT continues to provide what we believe to be the highest quality custom services and research products to companies engaged in the drug discovery process. These include high throughput screening support services, custom research services and the development, production and marketing of specialty cell culture media, reagents and other research products.

CMT has developed a process for the use of "division-arrested" cells within cell-based assays for high throughput screening. This development is intended to enable drug-screening professionals to maintain consistent cell-counts within assays despite the increasing density of screening formats and varying screening cycle times. We filed an application for a patent on this process during 2002 and CMT began the process of introducing this service to our clients in 2003.

The earnings generated from our base business at CMT has provided us with the financial resources to underwrite our research programs at Sentigen Biosciences. Our continued success in these efforts depends on CMT's ability to broaden its customer base and expand its portfolio of services to the drug discovery community. To this end, the management team at CMT has spent its time developing its business through trade conferences, exhibition and project collaborations that demonstrate CMT's sophisticated service platform and research products to companies engaged in the drug discovery process.

Management of Our Resources

For some time we have focused on putting in place a strong board of directors and management team. While we believe this has been accomplished, there are likely to be further additions in the future. Our balance sheet is strong with total cash resources of approximately $10 million. Our research programs are expanding and it is quite likely that at an appropriate time we will seek to arrange additional debt or equity financing to fund these expanded research and development programs. As we move forward we will continue to use our best efforts to prudently manage our financial resources in order to build our base businesses and to give our research programs the greatest chances for success.

On behalf of all of our directors, management and employees, I thank you for your continued support.

Best Regards,

Joseph K. Pagano
Chairman of the Board,
Chief Executive Officer and President


HERA







Serving the Research Needs of Our Clients

CMT is a Contract Research Organization that specializes in supporting the drug discovery process. Products and services offered by CMT include:

- High Throughput Screening ("HTS") support services;
- Custom contract research services; and
- The development, production and marketing of specialty cell culture media (through its Specialty Media division).

Through its scientific staff, technology focus and research products, CMT aims to increase the efficiency of the drug discovery process of pharmaceutical, biotechnology, and biomedical research organizations and optimize their investments in new technologies.

The majority of CMT's customers are engaged in the drug discovery process. The steps in this process can generally be characterized as: (1) identification of disease targets in the human body, (2) validation of those disease targets, and (3) screening those targets against chemical entities for scientifically significant interactions. CMT believes that the proliferation of new targets and technologies to this process has shifted the resource priorities and research strategies of the entire drug discovery industry. The industry is also facing patent expirations, more stringent drug approval standards, and thinning product pipelines. As a result of these factors, CMT believes that the race for new targets, compounds and drug candidates has become more competitive and has increased the demand for additional research talent, laboratory capacity, creative experimental design and tailored


DMEM

Specialty Media

CMT's Specialty Media Division addresses the unique needs of cell biologists through an innovative product portfolio of media, sera, reagents, cell lines and other research products. The products address standard cell culture, embryo culture, embryonic stem cell culture, and other specialized tissue culture markets. The Specialty Media Division maintains a web site at www.specialtymedia.com.



Cell & Molecular Technologies, Inc.

It's About Time and Quality

products. CMT believes that it provides its customers access to the additional talent, capacity, creativity, products and services which can accelerate their drug discovery programs, optimize their technology investments and gain a competitive advantage. CMT operates through two divisions—Molecular Cell Science and Specialty Media.

CMT believes that the use of cell-based assays is a rapidly growing strategy in drug discovery encompassing a broad spectrum of drug targets and assay platforms. In response to this premise, CMT has developed a multifaceted approach to service its clients' need for large numbers of consistent high quality cells for their screening programs. CMT has the ability to provide cells transiently or stably expressing a drug target. These cells are characterized and quality controlled, and provided to the client as either, living and growing cells, or in a cryopreserved format. In addition, CMT has developed a proprietary technology to "division arrest" cells and provide them to clients in a cryopreserved format. Once these cells are thawed and plated they can be immediately placed into a clients assay for screening. CMT's frozen, assay-ready cells are similar to high-throughput biochemical assay reagents such as enzymes or membrane preparations in that they can be preserved until the sophisticated robotics and equipment used to screen them are ready.

Using assay-ready cells prepared by CMT, our clients have demonstrated the feasibility of running signal transduction, apoptosis, and reporter gene assays without a previously established cell culture facility. CMT believes the availability of cryopreserved cell material significantly reduces, and could possibly eliminate the need for cell culture resources to be timed appropriately to meet the throughput needs of automated cell-based assay studies. Although CMT believes that these outcomes are achievable based on laboratory results, no assurance can be given that the "division arrest" technology will be accepted by commercial customers.

CMT REVENUES


$3,916,581
$4,729,503
$6,080,198
$7,117,443
$9,014,781
'99
'00
'01
'02
'03

CMT INCOME FROM OPERATIONS


$1,023,504
$1,124,337
$1,360,025
$1,600,950
$2,614,738
'99
'00
'01
'02
'03

SENTIGEN™
biosciences

We Have a Passion for Science and a Commitment to Advancing the Technologies of Discovery





RESEARCH AND DEVELOPMENT EXPENSES


$309,997
$690,026
$1,247,072
$1,020,036
$1,119,172
'99 '00 '01 '02 '03

Through a deep commitment to innovation and an unwavering focus on discovery, our overarching goal is to improve the quality of human health.

A Broadly Applicable Cell-Based Assay Platform

Sentigen Biosciences' primary focus is to apply its proprietary technology to internal drug discovery and development initiatives targeting GPCRs. To complement these research programs, Sentigen Biosciences intends to seek strategic discovery and development partnerships with industry-leading pharmaceutical, biotechnology, and other life sciences research institutions.

Sentigen Biosciences' core technology is the Tango™ Assay System, a proprietary cell-based assay technology for monitoring protein-protein interactions of interest for pharmaceutical discovery and development. Sentigen Biosciences is initially applying the Tango assay platform to monitor the ligand-mediated activation of G protein-coupled receptors (GPCRs). This is because:

- GPCRs are the largest class of receptors in humans and are involved in a multitude of cellular signaling mechanisms.
- Estimates suggest that some 80 currently-marketed drugs that target GPCRs account for as much as $30 to $60 billion in annual sales[1].
- There is an opportunity to develop better medicines against existing GPCR targets with improved specificity and safety profiles.
- In addition to the roughly 30 GPCRs targeted by today's medicines, there are approximately 160 additional "orphan" GPCRs (the function of which is not currently known) that represent extremely attractive, novel targets for drug development.

[1] CHI Report, "GPCRs: Mining the Richest Vein in Drug Discovery," (2003).







Biosciences, Inc.

Sentigen Biosciences believes that the *Tango Assay System is broadly applicable* to studying a wide variety of protein-protein interactions—events that represent attractive targets for the discovery and development of therapeutic agents. Because the Tango Assay System is sensitive and capable of measuring even transient interactions, the platform is believed to be widely applicable to many classes of receptor and signaling protein targets.

Sentigen Biosciences also believes that there are potential applications of its assay platform outside of the pharmaceutical discovery and development area, including microarray-based detection technologies and agricultural crop protection/insect-borne disease management.

The key features, advantages, and benefits of the Tango Assay System are summarized in the table below.(1)

Key Assay System Feature	Advantage	Benefit
High signal-to-background ratios	Increased sensitivity; ability to use fewer cells/well; reduced assay time; amenable to further miniaturization	Facilitates detection of more hits; reduces false negatives; saves money; reduces artifacts
Direct, selective interrogation of target receptor	Assay readout unaffected by endogenous receptor signaling	Enables high specificity; provides ability to assay complex biological samples
No overexpression of target required	Straightforward assay development; more biologically-relevant context	Enables interrogation of difficult-to-express targets; saves time; enhances information
Ability to multiplex	Measure multiple receptor-ligand interactions simultaneously	Improves productivity; reduces costs; enhances information
G protein signaling independent	Broadly applicable to all classes of GPCRs; doesn't require use of promiscuous G-proteins	Adapts easily to different targets
Adaptable reporter gene readout	Minimal/flexible instrumentation requirements	Saves money; adds value to existing instruments
Homogeneous assay format	Simple workflow; HTS compatibility	Improves productivity

(1) While Sentigen Biosciences believes that these features are attainable based upon laboratory results, there is no assurance that its *assay system will be accepted by commercial customers or will work effectively against all possible drug targets.*

Financial Table of Contents



Selected Financial Data

The following selected statement of operations data for the years ended December 31, 2003, 2002 and 2001 and the selected balance sheet data as of December 31, 2003 and 2002 have been derived from our audited consolidated financial statements and accompanying notes that are included elsewhere in this Annual Report. The selected statement of operations data for the years ended December 31, 2000 and 1999 and the selected balance sheet data as of December 31, 2001, 2000 and 1999 have been derived from our audited financial statements and accompanying notes which are not included within this Annual Report. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto appearing elsewhere in this report.

Fiscal Year Ended December 31,	**2003**	2002	2001	2000	1999
Statement of Operations Data:					
Total revenues	**$ 9,014,781**	$ 7,217,446	$ 6,080,198	$ 4,729,503	$3,916,581
Income after direct costs	**$ 5,917,242**	$ 4,654,350	$ 3,804,142	$ 2,838,854	$2,290,378
Operating expenses	**6,684,775**	5,276,486	4,826,954	3,083,238	1,809,614
(Loss) income from operations	**(767,533)**	(622,136)	(1,022,812)	(244,384)	480,764
Interest income, net of interest expense	**20,489**	235,956	508,345	191,991	160,350
Income tax expense	**126,144**	135,851	133,122	74,322	—
Net (loss) income	**$ (873,188)**	$ (522,031)	$ (647,589)	$ (126,715)	$ 641,114
(Loss) income per share of common stock					
Basic	**$(0.12)**	$(0.07)	$(0.09)	$(0.02)	$0.11
Diluted	**$(0.12)**	$(0.07)	$(0.09)	$(0.02)	$0.10
Balance Sheet Data:					
Working capital	**$ 9,956,254**	$ 9,811,764	$ 9,929,995	$ 5,462,235	$5,386,910
Total assets	**$13,123,379**	$13,148,435	$12,862,944	$13,419,909	$7,428,682
Long-term debt	**$ 800,581**	$ 1,031,161	$ 914,110	$ 635,001	$1,092,095
Stockholders' equity	**$10,931,194**	$10,870,489	$10,950,382	$11,351,799	$5,734,091

Management's Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT OVERVIEW

We are a holding company conducting business through two wholly-owned operating subsidiaries, Cell & Molecular Technologies, Inc. ("CMT"), and Sentigen Biosciences. CMT provides contract research and development services and manufactures specialty cell culture media, reagents and other research products for companies engaged in the drug discovery process. Sentigen Biosciences is primarily engaged in the development and commercialization of novel bioassay systems that elucidate the underlying biology of protein-protein interactions. Sentigen Biosciences, Inc. is initially targeting its Tango Assay System to address the functionalization of G protein-coupled receptors (GPCRs) for pharmaceutical drug discovery and development. Sentigen Biosciences has filed patent applications on its Assay System and expects to file additional patent applications on this technology in the future.

CMT operates through two divisions—Molecular Cell Science ("MCS") and Specialty Media ("SM"). MCS provides contract research and development services and High Throughput Screening support services to companies engaged in the drug discovery process. SM develops, manufactures and markets specialty cell culture media, reagents and other research products.

CMT and Sentigen Biosciences continue to execute their respective business plans and are focused on building their respective businesses to secure growth in the future. At CMT, we are expending time and resources to broaden our customer base and our service offerings to the drug discovery community. At Sentigen Biosciences, we are spending our time and resources to execute the development and commercialization of the Tango Assay System.

The earnings generated from our base business at CMT have, to date, provided us with the financial resources to execute our research program at Sentigen Biosciences. Our continued success in these efforts depends on CMT's ability to broaden its customer base and expand its portfolio of services to the drug discovery community. To this end, the management team at CMT has spent its time developing its business through trade conferences, exhibition and project collaborations that demonstrate CMT's sophisticated service platform and research products to companies engaged in the drug discovery process.

Sentigen Biosciences has been primarily focused on research and development, and has participated in various scientific and industry conferences and met with leading pharmaceutical, biotechnology and agricultural companies in an effort to raise awareness of its technologies among constituents in those communities. Sentigen Biosciences intends to seek strategic discovery and development partnerships around key molecular targets with biotechnology, pharmaceutical and other life sciences research institutions and although introductory meetings have begun, no assurance can be given that any such partnerships will be successfully entered into. Sentigen Biosciences also intends to expand its research and development programs and we may, in the future, seek to obtain additional debt or equity financing to fund these expanded research and development programs.

CRITICAL ACCOUNTING POLICIES

Cell & Molecular Technologies, Inc.

Management evaluates the performance of CMT through its two divisions (both are treated as separate business segments). Revenue, income after direct costs (also referred to as "gross margin on revenues" or "gross margin") and net income are used to measure and evaluate the financial results of CMT.

Revenue Recognition. The MCS division's services are performed on a fee-for-service, fixed contract basis that provide for payments after specific research milestones are achieved. Revenues from the MCS division are recognized using the percentage-of-completion method for fixed price contracts extending over more than one accounting period. Work-in-process, representing time and costs incurred on projects in process in excess of amounts billed to customers, are recorded as "Unbilled services" on our consolidated balance sheets. Unearned revenue represents amounts billed in excess of costs incurred and are recorded as liabilities on our consolidated balance sheets. Revenues from the product sales of the SM division are recognized upon transfer of title and transfer of risk of loss to the product, which generally occurs upon shipment to the customer.

Direct Costs. The major classes of direct costs for the MCS division are as follows: (1) costs incurred for direct materials used in the services performed under research contracts, (2) an allocation of the compensation costs for the time incurred on such contracts by scientists, (3) an allocation of indirect materials costs for general laboratory expenses incurred for the benefit of all contracts in process and (4) an allocation of certain general and administrative expenses incurred by CMT. The direct costs of the SM division represent the direct costs of research products sold, including an allocation of the compensation costs for production personnel, and an allocation of certain general and administrative expenses incurred by CMT. The inventory of the SM division is determined using the FIFO (first-in, first-out) method of accounting.

Selling, General and Administrative Expenses. The major classes of selling, general and administrative expenses incurred by CMT are as follows: (1) compensation and employee benefit costs of CMT's management, sales, and administrative staff, (2) compensation and employee benefit costs for the time of scientific and production personnel spent on selling, general and administrative activities, (3) facilities rental, utilities, communication costs and related operating expenses, (4) marketing, sales and advertising costs, (5) business travel expenses, (6) commercial and product liability insurance costs, (7) repairs and maintenance costs on facilities and laboratory equipment and (8) professional fees for legal and accounting services.

Sentigen Biosciences

The operations of Sentigen Biosciences are reflected as research and development expenses in our consolidated statements of operations. Sentigen Biosciences operations, since its inception in February 2000, consist entirely of research and development. Research and development costs are expensed as such costs are incurred.

On August 19, 2002, Sentigen Biosciences was awarded a Federal Phase I Grant in the amount of $100,003 from the National Institute of Health. The term of the grant was from September 1, 2002 through February 28, 2003. The grant provides for the direct costs of a specific project within Sentigen Biosciences overall research program (budgeted in the grant for $75,000) as well as an allocation for the facilities and administrative costs of Sentigen Biosciences related to the project (budgeted in the grant at $25,003). Sentigen Biosciences completed the research project covered under the grant and all funds were received from the National Institute of Health as of December 31, 2002. The receipt of funds under the grant were accounted for as revenue, the direct costs of the project were accounted for as direct costs and the related facilities and administrative costs were shown as operating expenses in our consolidated statements of operations.

Sentigen Holding Corp.

The expenses of the parent company, Sentigen Holding Corp. are reflected as "Corporate overhead" expenses in our consolidated statements of operations and include the following major classes: (1) compensation and employee benefits cost for the Chairman of the Board, Chief Financial Officer, Executive Vice President of Commercial Operations and administrative assistant, (2) professional fees for legal and accounting services, (3) office rental, utilities and communication costs, (4) stock market listing fees and other related public company expenses and (5) business travel expenses.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases these estimates and assumptions upon historical experience and existing, known circumstances. Actual results could differ from those estimates. Specifically, management must make estimates in the following areas:

Allowance for Doubtful Accounts. Our consolidated balance sheet includes a reserve against receivables for estimated losses that may result from customers' inability to pay. Management determines the amount of the reserve by analyzing uncollectible accounts, aged receivables, and customers' creditworthiness. Amounts later determined and specifically identified to be uncollectible are charged against this reserve. To minimize the likelihood of uncollectible accounts, customers' creditworthiness is reviewed periodically based on our experience with the customer and external credit services (if necessary) and adjusted accordingly. Should a customer's account become past due, a hold is generally placed on the account and further shipments or services are discontinued to that customer, minimizing further risk of loss. Additionally, all accounts with aged balances greater than one year are fully reserved.

Inventory Adjustments. Inventories are stated at the lower of cost or market. Management reviews the components of inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. Stock levels generally do not exceed one quarter's expectation of usage or sales. Inventories were stated at $241,134 and no reserve for impairment or obsolescence was necessary as of December 31, 2003.

Impairment of Intangibles. Our intangible assets consist primarily of license costs of $343,434 as of December 31, 2003, and are the result of the exclusive licensing agreement with the Trustees of Columbia University. The value of the license reflects the closing share price of our common stock on April 10, 2000 (the closing date of the agreement with the Trustees of Columbia University) less accumulated amortization. The value of the license is subject to an amortization period of 17 years. Management reviews the value of the license for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. A review for impairment includes comparing the carrying value of the license to an estimate of the undiscounted net future cash inflows over the life of the license. The license is considered to be impaired when the carrying value exceeds the calculation of the undiscounted net future cash inflows or fair market value. An impairment loss in the amount of the excess would be recognized in our consolidated statements of operations if the carrying value exceeded the fair market value of the license. We believe no such loss is necessary as of December 31, 2003.

Revenue Recognition. Revenues from the MCS division are recognized using the percentage-of-completion method for fixed price contracts. Percentage-of-completion is determined based on the proportion of completed costs to total anticipated costs on each contract. Management uses estimates of remaining costs to complete each contract to determine the revenue and profitability on each contract. Management reevaluates these estimates periodically and such reevaluations may, in the future, lead to changes in the rate of profitability on each contract. There were no contracts where the expected costs exceeded the contract price. All contract receivables are due within one year.

Stock-Based Compensation. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. We continue to account for stock-based compensation to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." APB No. 25 requires no recognition of compensation expense for the stock-based compensation arrangements provided that the exercise price is equal to the market price at the date of the grants. Options granted to non-employees are valued at either the fair value of the consideration received, or the fair value of the equity instruments issued, whichever is more reliably measurable. The expense for options issued to non-employees is recorded as stock-based compensation in our consolidated statements of operations. The fair value of each option grant is estimated using the Black-Scholes option-pricing model. The Black-Scholes model requires management to estimate common stock price volatility, risk-free interest rates and other parameters in order to determine the fair value of an option grant. We also adopted the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123."

OFF-BALANCE-SHEET ARRANGEMENTS

As of December 31, 2003, we did not have any off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Revenues. Revenues for the year ended December 31, 2003 were $9,014,781 compared to revenues of $7,217,446 for the year ended December 31, 2002. This increase of $1,797,335, or 25%, was the result of an increase of $1,621,263, or 36%, in contract revenue from CMT's MCS division and an increase of $276,075, or 10%, in revenue from CMT's SM division, offset, in part, by a decrease of $100,003, or 100%, in grant revenues from Sentigen Biosciences. Our consolidated revenues in 2003 were entirely attributable to the operations of CMT and its two divisions, MCS and SM.

An analysis of the revenues from the MCS division is as follows:

For the Year Ended December 31,	**2003**	2002	Percent Change
HTS contract	**$2,400,000**	$2,004,000	20%
All other contracts	**3,676,502**	2,451,239	50%
Total	**$6,076,502**	$4,455,239	36%

The contract revenue for high-throughput screening, or HTS, services is derived from a retainer contract. The contract provided for payments of $200,000 per month, regardless of the volume of services performed during the month. The term of the contract was for one year and ended on December 31, 2003. The 20% increase in the revenues received under the contract resulted from the increase in HTS services required by the customer to support its HTS programs during the year ended December 31, 2003 compared to the year ended December 31, 2002. On January 19, 2004, this customer renewed its contract with CMT for a term of one year, ending on December 31, 2004. The new contract provides for payments to CMT of $200,000 per month in exchange for a fixed number of cell and reagent deliveries to support the customer's HTS program. Should actual deliveries during 2004 exceed the fixed number of deliveries provided for in the contract additional deliveries will be billed at the rate of $909 per delivery. The contract also provides for a credit against other services (in addition to the base contract value) performed for the customer in 2005 should actual deliveries during 2004 fall below the fixed number of deliveries provided for in the contract. The contract states that the credit against the value of future additional services performed in 2005 cannot exceed 30% of the value of the additional services performed in addition to the base contract value for 2004.

The 50% growth from other contracts was driven by mouse genetics services and protein expression services.

Revenues from the SM division grew 10% for the year ended December 31, 2003 as compared to the year ended December 31, 2002. This growth was driven by three factors:

- an increase in sales of the SM division's line of Murine Embryonic stem cells and feeder cells as well as media associated with this product line;
- increase in sales of the SM division's proprietary formulations sold under private label; and
- price increases implemented as of January 1, 2003.

Income after Direct Costs and Gross Margin. Income after direct costs for the year ended December 31, 2003 was $5,917,242 (a gross margin on revenue of 66%) compared to income after direct costs of $4,654,350 (a gross margin on revenue of 64%) for the year ended December 31, 2002. Gross margin for the MCS division was 69% for both the year ended December 31, 2003, and 2002. Gross margin for the SM division was 58% for the year ended December 31, 2003 and 59% for the year ended December 31, 2002. The decrease was due to higher direct labor costs in the SM division.

Operating Expenses. Operating expenses for the year ended December 31, 2003 were $6,684,775 compared to $5,276,486 for the year ended December 31, 2002. This increase of $1,408,289, or 27%, was primarily the result of the following:

- Selling, general and administrative expenses of CMT increased $315,244, or 13%, due to higher commercial insurance expenses, higher compensation expenses and higher marketing and sales expenses.
- Research and development expenses increased $216,476 due to higher professional fees and research expenses at Sentigen Biosciences.
- Corporate overhead expenses increased $206,815, or 19%. The increase was primarily due to the increased costs associated with the hiring of our Executive Vice President of Commercial Operations and increased professional fees for legal services.
- An increase in stock-based compensation costs of $720,763. The increase in stock-based compensation results from the September 4, 2003 amendment to a stock option agreement with our Chairman of the Board, Chief Executive Officer and President. The stock option is for the purchase of 217,000 shares of our common stock at $1.625 per share and was originally granted on May 1, 1996. The stock option is fully vested and would have expired on April 30, 2004. The amendment extended the life of the option to April 30, 2006. All other terms of the stock option agreement remain unchanged. As a result of this amendment and according to FASB Interpretation No. 44 to APB Opinion No. 25 we recognized stock-based compensation in the amount of $820,407.
- These increases were partially offset by a decrease of $26,006 in depreciation and amortization expenses.

Income/Loss from Operations. Loss from operations for the year ended December 31, 2003 was $767,533 compared to a loss from operations of $622,136 for the year ended December 31, 2002. The components of this 23% increase are as follows:

For the Year Ended December 31,	**2003**	2002	Percent Change
CMT	**$ 2,614,738**	$ 1,600,950	63%
Sentigen Biosciences	**(1,259,673)**	(1,124,787)	12%
Holding Company Expenses	**(2,122,598)**	(1,098,299)	93%
Total	**$ (767,533)**	$ (622,136)	23%

The increased income from operations of CMT was driven by its 27% increase in revenues. The revenue increase was augmented by reduced selling, general and administrative costs as a percentage of revenue. The loss from operations attributable to Sentigen Biosciences increased due to higher research costs and professional fees. The loss from holding company expenses increased by 93% due to the additional stock-based compensation of $820,407 recognized for the extension of the life of a stock option previously granted to our Chairman of the Board, Chief Executive Officer and President and the additional costs associated with the hiring of our Executive Vice President of Commercial Operations.

Interest Income. Interest income, net of interest expenses declined by $215,467 due to the decline in yields on U.S. Treasury and money market securities, in which we invest our available cash.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Revenues. Revenues for the year ended December 31, 2002 were $7,217,446 compared to revenues of $6,080,198 for the year ended December 31, 2001. This increase of $1,137,248, or 19%, was the result of an increase of: $549,690, or 14%, in contract revenue from

CMT's MCS division; an increase of $487,555, or 22%, in revenue from CMT's SM division; and a Federal Phase I grant award from the National Institute of Health to Sentigen Biosciences for $100,003. Other than the Federal Phase I grant award received by Sentigen Biosciences, our revenues for 2002 were entirely attributable to the operations of CMT and its two divisions, MCS and SM.

An analysis of the revenues during 2002 from the MCS division is as follows:

For the Year Ended December 31,	2002	2001	Percent Change
HTS contract	$2,004,000	$1,745,020	15%
All other contracts	2,451,239	2,160,529	13%
Total	$4,455,239	$3,905,549	14%

The 14% increase from the MCS division was due in part to the renegotiation, as of January 1, 2002, of a significant contract for high-throughput screening, or HTS, services from a pay-per-service contract to a retainer contract. The new retainer contract provides for payments of $167,000 per month, regardless of the volume of services performed. The term of the contract was for one year and ended on December 31, 2002. CMT provided more HTS services to this customer during the year ended December 31, 2002 compared to the year ended December 31, 2001 and, under the old pay-per-service agreement, would have also shown an increase in revenues from this contract. On December 20, 2002, this contract was renewed for a term of one year and provides for payments of $200,000 per month beginning in January 2003. The 13% growth from other contracts was driven by: (1) mouse genetics services, (2) protein expression services and (3) services for the pre-clinical analysis of compound efficacy on diminishing or eliminating pathogen infection.

Revenues from the SM division grew 22% for the year ended December 31, 2002 from the year ended December 31, 2001. This growth was driven by four factors:

- an increase in sales of the SM division's line of Murine Embryonic stem cells and feeder cells as well as media associated with this product line;
- increase in sales of the SM division's proprietary formulations sold under private label;
- an increase in sales to Japan through the SM division's distributor, the research products division of Dainippon Pharmaceuticals; and
- price increases implemented as of January 1, 2002.

Income after Direct Costs and Gross Margin. Income after direct costs for the year ended December 31, 2002 was $4,654,350 compared to income after direct costs of $3,804,142 for the year ended December 31, 2001. Gross margin for the year ended December 31, 2002 (excluding income after direct costs from the Federal Phase I grant award received by Sentigen Biosciences) was 65% compared to 63% for the year ended December 31, 2001. This increase was driven by reduced direct materials costs for the MCS division, offset in part by rising serum costs in the SM division.

Operating Expenses. Operating expenses for the year ended December 31, 2002 were $5,276,486 compared to $4,826,954 for the year ended December 31, 2001. This increase of $449,532, or 9%, was primarily attributable to an increase of $434,825 in selling, general and administrative expenses due to the increased rental and facilities expenses relating to the opening of CMT's new facility in Phillipsburg, New Jersey, as well as increases in salaries and employee health insurance expenses at CMT, and increases in CMT's advertising, marketing and sales costs. A portion of the increase in operating expenses also was due to an increase of $94,379 in depreciation and amortization due to capital expenditures made in connection with CMT's new facilities and an increase of $149,291 in stock-based compensation. These increases were partially offset by a decrease of $119,794 in the research and development costs of Sentigen Biosciences due to the receipt of the grant from the National Institute of Health, and a decrease of $134,172 in corporate overhead driven by reduced professional fees.

Loss from Operations. Loss from operations for the year ended December 31, 2002 was $622,136 compared to a loss from operations of $1,022,812 for the year ended December 31, 2001. The components of this 39% improvement were as follows:

For the Year Ended December 31,	2002	2001	Percent Change
CMT	$1,600,950	$1,360,025	18%
Sentigen Biosciences	(1,124,787)	(1,151,408)	2%
Holding Company Expenses	(1,098,299)	(1,231,429)	11%
Total	$ (622,136)	$(1,022,812)	39%

Income from operations for CMT increased by 18% which was due to its 17% increase in revenues. Loss from operations attributable to Sentigen Biosciences improved by 2% which was due to the grant award from the NIH, offset by higher stock-based compensation costs. Sentigen Biosciences' operations consist entirely of research and development activities. Loss from operations attributable to holding company-related expenses improved by 11% which was largely attributable to lower professional fees.

Interest Income. Interest income, net of interest expenses declined by $272,389, or 54%, due to the fall in yields on U.S. Treasury and money market securities.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2003, we had $10,086,952 in cash and cash equivalents and working capital of $9,956,254. During the year ended December 31, 2003, we financed our operations and capital expenditures primarily through working capital and certain equipment leases were capitalized for accounting purposes.

On January 22, 2003, we sold $5,250,000 face value, 2.125% U.S. Treasury Notes maturing on October 31, 2004. The proceeds from the sale were reinvested in 90-day U.S. Treasury Bills. Capital gains recognized from the transaction were minimal. This sale accounts for the majority of the $5,266,985 increase in cash and cash equivalents reported in our consolidated statement of cash flows.

We believe that our financial resources will be sufficient to fund operations and capital requirements for at least the next 12 months. However, we may, in the future, seek to obtain additional debt or equity financing to fund expanded research and development programs. It is possible that any such financing may be dilutive to current stockholders and the terms of any debt financings likely could contain restrictive covenants limiting our ability to do certain things, including paying dividends. Our ability to obtain financing depends upon the status of future business prospects, as well as conditions prevailing in the capital markets.

Cell & Molecular Technologies, Inc.

In July 2003, CMT leased equipment for use in the performance of certain contracts in the MCS division. The lease qualified for treatment as a capital lease for accounting purposes. At the inception of the lease, equipment and an offsetting capital lease liability was recorded on our consolidated balance sheet in the amount of $35,000. We used a fixed interest rate of 5.00% to approximate the borrowing rate for the lease. The equipment is being depreciated on a straight-line basis through the term of the lease which expires in June 2006. Rental payments through December 31, 2003 totaled $6,372. Of those payments, $5,555 was applied to the capital lease liability and $817 was applied to interest expense. As of December 31, 2003 the total remaining lease obligation amounted to $29,445.

In October 2002, CMT leased equipment for use in the performance of certain contracts in the MCS division. The lease qualified for treatment as a capital lease for accounting purposes. At the inception of the lease, equipment and an offsetting capital lease liability was recorded on our consolidated balance sheet in the amount of $95,945. We used a fixed interest rate of 7.40% to approximate the borrowing rate for the lease. The equipment is being depreciated on a straight-line basis through the term of the lease which expires in September 2005. Rental payments for the year ended December 31, 2003 totaled $36,067. Of those payments, $30,574 was applied to the capital lease liability and $5,493 was applied to interest expense. As of December 31, 2003, the total remaining lease obligation amounted to $57,486.

During the first quarter of 2001, CMT leased approximately 3,000 square feet of laboratory space to accommodate its High Throughput Screening support services group. In connection with this new facility, CMT borrowed $404,337 under a $720,000 loan commitment to finance capital equipment expenditures. In March 2002, CMT borrowed the remaining $315,663 available under this loan commitment to finance capital expenditures made in connection with its leased facility in Phillipsburg, New Jersey. CMT is required to repay this loan over a seven-year period that commenced in June 2002. The terms of the loan require CMT to maintain annual cash flow equal to 1.25 to 1.00 times the total annual debt service of CMT and a ratio of debt to net worth of 3.00 to 1.00. CMT complied with these terms as of and during the twelve months ended December 31, 2003. Sentigen Holding Corp. guarantees this obligation of CMT. The unpaid principal balance on this loan at December 31, 2003 was $584,662. On April 15, 2003, CMT renegotiated the interest rate on this loan from a fixed rate of 7.40% to a fixed rate of 5.25%. The amortization period of the loan remained unchanged.

Sentigen Biosciences

In June 2001, Sentigen Biosciences borrowed an additional $60,000 under a $500,000 loan facility. We are no longer able to borrow under this facility. Sentigen Holding Corp. guarantees this obligation of Sentigen Biosciences. The loan also requires that Sentigen Holding Corp. keep unencumbered liquid assets equaling two-times the combined outstanding loan balances for Sentigen and CMT. We complied with these terms as of December 31, 2003. The loan is being amortized over a five-year period and at December 31, 2003, Sentigen Biosciences had borrowed a total of $300,000 under this facility, and the unpaid principal balance on this loan was $92,121. On February 5, 2003, Sentigen Biosciences renegotiated the interest rate on this borrowing from the fixed rate of 8.75% to a variable interest rate. The variable interest rate is the prime rate plus 1.00% with a minimum interest rate of 5.50%.

Sentigen Biosciences was formed in February of 2000 and is focusing on research and development activities. Our licensing agreement with The Trustees of the Columbia University in New York required us to contribute a minimum of $1,000,000 into Sentigen Biosciences within one year of the date of the agreement (by April 2001) or we must be involved in active negotiations to raise $1,000,000 in additional funding. We satisfied this provision through the consummation of a private placement in November 2000 in which we sold 863,834 shares of our common stock at $6.00 per share for aggregate gross proceeds of $5,183,004.

Another provision of the agreement requires that a minimum of $50,000 per six-month period or $100,000 per annual period be spent on bona fide research and development of the patents and licenses subject to the agreement from the second through the fourth years of the agreement (April 2002 through April 2004) or we must be involved in active negotiation to raise $1,000,000 in additional funding. We satisfied this provision through April 2002 and 2003 (the second and third fiscal years of the license agreement). We believe that we have sufficient capital resources to meet the financial requirements of this provision for the agreement years 2004 and beyond.

There is no assurance that the technology related to the licensing agreement with The Trustees of Columbia University or other technologies involved in the research and development activities of Sentigen Biosciences will prove to be productive. In the event we decide to terminate such activities, there will be associated costs to us, such as payment to employees and expenses related to the closing of its facility at 3960 Broadway, New York, New York. No provisions have been made for such possible further expense.

COMMITMENTS UNDER DEBT OBLIGATIONS AND LEASES

We were in compliance with all debt covenants as of and for the year ended December 31, 2003. As of December 31, 2003, the scheduled maturities of our indebtedness were:

	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
Long-Term Debt Obligations	$ 970,025	$211,927	$231,098	$233,409	$293,591
Capital Lease Obligations	86,931	44,448	42,483	–	–
Operating Lease Obligations	408,352	237,993	170,359	–	–
Total	$1,465,308	$494,368	$443,940	$233,409	$293,591

INFLATION

Inflation has historically not had a material effect on our operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 143 is effective for all fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have an effect on our financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of their entity in a disposal transaction. SFAS No. 144 was effective January 1, 2002. The adoption of SFAS No. 144 did not have a material effect on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections." SFAS No. 145 is effective January 1, 2003. Among other things, SFAS No. 145 requires that gains or losses on the extinguishment of debt will generally be required to be reported as a component of income from continuing operations and will no longer be classified as an extraordinary item. The adoption of SFAS No. 145 did not have an effect on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability be recorded for such activities when the liability is actually incurred, and unlike EITF 94-3, the existence of a plan does not necessarily support the basis for the recording of a liability. SFAS No. 146 was effective for all exit or disposal activities initiated after December 31, 2002. We did not undertake any exit or disposal activities for the year ended December 31, 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 was effective for the year ended December 31, 2002.

The following table reconciles net loss and diluted earnings per share (EPS), as reported, to pro forma net loss and diluted EPS, as if we had expensed the fair value of employee stock options as permitted by SFAS No. 123, as amended by SFAS No. 148, since it permits alternative methods of adoption.

	2003	2002	2001
Net Loss:			
As reported	**$ (873,188)**	$(522,031)	$(647,589)
Pro forma expense as if employee stock options were charged against net loss	**(244,551)**	(192,051)	(236,780)
Pro forma net loss using the fair value method	**$(1,117,739)**	$(714,082)	$(884,369)
Basic and Diluted EPS:			
As reported	**$(0.12)**	$(0.07)	$(0.09)
Pro forma using the fair value method	**$(0.15)**	$(0.10)	$(0.12)

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The interpretation also requires enhanced and additional disclosures of guarantees in financial statements ending after December 15, 2002. In the normal course of business, we do not issue guarantees to third-parties; accordingly, this interpretation does not effect the disclosures included herein.

In January 2003, the FASB issued FIN No. 46, as restated by FIN No. 46R, "Consolidation of Variable Interest Entities, an interpretation of ARB 51." FIN No. 46 defines when a business enterprise must consolidate a variable interest entity. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after December 15, 2003, to entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not have variable interest entities as of December 31, 2003.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133 for certain decisions made by the Board as part of the Derivatives Implementation Group (DIG) process and is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. In addition, SFAS No. 149 should be applied prospectively. The provisions of SFAS No. 149 that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We are not involved in any hedging activities.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 addresses how certain financial instruments with characteristics of both liabilities and equity should be classified and measured. The adoption of SFAS No. 150 did not have an effect on the Company's financial position.

Independent Auditors' Report

To the Board of Directors and Stockholders
Sentigen Holding Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Sentigen Holding Corp. and Subsidiaries ("the Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

New York, New York
March 9, 2004

Consolidated Balance Sheets

December 31,	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	**$10,086,952**	$ 4,819,967
Investment securities, available for sale, at fair value	**—**	5,307,419
Accounts receivable—net of allowance for doubtful accounts of $45,000 for 2003 and 2002	**940,570**	509,298
Unbilled services	**4,650**	15,400
Inventory	**241,134**	212,104
Accrued interest receivable	**4,156**	18,645
Prepaid expenses	**70,396**	175,716
	11,347,858	11,058,549
Property, plant and equipment	**3,736,039**	3,535,355
Equipment under capital lease	**130,945**	95,945
Less: Accumulated depreciation	**2,463,384**	1,938,272
	1,403,600	1,693,028
Other Assets		
Security deposits	**20,411**	17,961
Deferred financing costs—net of accumulated amortization of $5,584 for 2003 and $4,116 for 2002	**8,076**	9,544
License costs—net of accumulated amortization of $97,191 for 2003 and $71,272 for 2002	**343,434**	369,353
	371,921	396,858
Total Assets	**$13,123,379**	$13,148,435
Liabilities and Stockholders' Equity		
Current Liabilities		
Current maturities of long-term debt	**$ 211,927**	$ 235,234
Liability under capital lease—current portion	**44,448**	30,574
Accounts payable and accrued expenses	**892,059**	511,620
Customer deposits	**234,570**	410,507
Unearned revenue	**8,600**	58,850
	1,391,604	1,246,785
Liability under capital lease—long-term	**42,483**	57,486
Long-term debt—net of current maturities	**758,098**	973,675
Total liabilities	**2,192,185**	2,277,946
Stockholders' Equity		
Preferred Stock—$.01 par value, 5,000,000 shares authorized—none issued or outstanding	**—**	—
Common Stock—$.01 par value, 20,000,000 shares authorized, 7,454,744 and 7,451,044 shares issued and outstanding in 2003 and 2002, respectively	**74,547**	74,511
Additional paid-in capital	**13,185,570**	12,237,896
Accumulated other comprehensive income	**—**	13,817
Accumulated deficit	**(2,328,923)**	(1,455,735)
Total stockholders' equity	**10,931,194**	10,870,489
Total Liabilities and Stockholders' Equity	**$13,123,379**	$13,148,435

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31,	**2003**	2002	2001
Revenue			
Molecular cell science	**$6,076,502**	$4,455,239	$3,905,549
Specialty media	**2,938,279**	2,662,204	2,174,649
Grant, National Institute of Health	**—**	100,003	—
	9,014,781	7,217,446	6,080,198
Direct Costs			
Molecular cell science	**1,869,769**	1,385,630	1,443,147
Specialty media	**1,227,770**	1,102,466	832,909
Grant, National Institute of Health	**—**	75,000	—
	3,097,539	2,563,096	2,276,056
Income After Direct Costs			
Molecular cell science	**4,206,733**	3,069,609	2,462,402
Specialty media	**1,710,509**	1,559,738	1,341,740
Grant, National Institute of Health	**—**	25,003	—
	5,917,242	4,654,350	3,804,142
Operating Expenses			
Selling, general and administrative costs	**2,777,785**	2,462,541	2,027,716
Research and development	**1,119,172**	902,696	1,022,490
Grant, National Institute of Health	**—**	25,003	—
Corporate overhead	**1,292,119**	1,085,304	1,219,476
Stock-based compensation	**943,200**	222,437	73,146
Depreciation and amortization	**552,499**	578,505	484,126
	6,684,775	5,276,486	4,826,954
Loss from Operations	**(767,533)**	(622,136)	(1,022,812)
Interest Income	**88,387**	340,721	611,737
Interest Expense	**67,898**	104,765	103,392
	20,489	235,956	508,345
Loss before Provision for Income Taxes	**(747,044)**	(386,180)	(514,467)
Provision for Income Taxes	**126,144**	135,851	133,122
Net Loss	**(873,188)**	(522,031)	(647,589)
Other Comprehensive Net Income:			
Unrealized gain on investments	**(13,817)**	13,817	—
Comprehensive Loss	**$ (887,005)**	$ (508,214)	$ (647,589)
Net loss per share:			
Basic and Diluted	**$(0.12)**	$(0.07)	$(0.09)
Weighted average shares outstanding:			
Basic and Diluted	**7,453,664**	7,390,300	7,101,832

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Common Stock		Additional	Accumulated Other		
	Shares	Amount	Paid-in Capital	Comprehensive Income	Accumulated Deficit	Total
Balance—December 31, 2000	7,020,514	$70,205	$11,567,709	$ —	$ (286,115)	$11,351,799
Stock options exercised	126,810	1,269	106,132	—	—	107,401
Stock-based compensation	—	—	73,146	—	—	73,146
Adjustment to value of license agreement	—	—	65,625	—	—	65,625
Net loss	—	—	—	—	(647,589)	(647,589)
Balance—December 31, 2001	7,147,324	$71,474	$11,812,612	$ —	$ (933,704)	$10,950,382
Stock options exercised	303,720	3,037	202,847	—	—	205,884
Stock-based compensation	—	—	222,437	—	—	222,437
Unrealized gain on investments	—	—	—	13,817	—	13,817
Net loss	—	—	—	—	(522,031)	(522,031)
Balance—December 31, 2002	7,451,044	$74,511	$12,237,896	$13,817	$(1,455,735)	$10,870,489
Stock options exercised	**3,700**	**36**	**4,474**	**—**	**—**	**4,510**
Stock-based compensation	**—**	**—**	**943,200**	**—**	**—**	**943,200**
Change in unrealized gain on investments	**—**	**—**	**—**	**(13,817)**	**—**	**(13,817)**
Net loss	**—**	**—**	**—**	**—**	**(873,188)**	**(873,188)**
Balance—December 31, 2003	**7,454,744**	**$74,547**	**$13,185,570**	**$ —**	**$(2,328,923)**	**$10,931,194**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,	**2003**	2002	2001
Cash Flows from Operating Activities			
Net Loss	**$ (873,188)**	$ (522,031)	$ (647,589)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:			
Depreciation and amortization	**552,499**	578,505	484,126
Accrued interest on stockholder loans	**—**	—	22,676
Stock-based compensation	**943,200**	222,437	73,146
Decrease (increase) in:			
Accrued interest receivable	**14,489**	28,490	37,324
Accounts receivable, net of allowance	**(431,272)**	262,569	(137,029)
Unbilled services	**10,750**	33,845	110,368
Inventory	**(29,030)**	(14,920)	(23,930)
Prepaid expenses	**105,320**	(100,462)	(40,319)
Security deposits	**(2,450)**	(6,044)	(10,917)
Increase (decrease) in:			
Accounts payable and accrued expenses	**380,439**	(108,767)	227,815
Customer deposits	**(175,937)**	213,894	(42,729)
Unearned revenue	**(50,250)**	53,100	(78,009)
Cash provided by (used in) operating activities	**444,570**	640,616	(25,067)
Cash Flows from Investing Activities			
Acquisitions of property, plant and equipment	**(200,684)**	(631,905)	(705,108)
Purchase of investment securities	**—**	(5,300,112)	(21,121)
Sales of investment securities	**5,293,602**		
Maturities of investment securities	**—**	4,905,000	5,540,000
Cash provided by (used in) investing activities	**5,092,918**	(1,027,017)	4,813,771
Cash Flows from Financing Activities			
Retirement of stockholder loans	**—**	—	(603,125)
Payment of deferred financing costs	**—**	—	(3,079)
Proceeds from issuance of long-term debt	**—**	315,663	464,337
Principal payments on long-term debt	**(238,884)**	(196,566)	(146,513)
Payments on capital lease obligation	**(36,129)**	(7,885)	—
Cash received from stock options exercised	**4,510**	205,884	107,401
Cash (used in) provided by financing activities	**(270,503)**	317,096	(180,979)
Increase (decrease) in cash and cash equivalents	**5,266,985**	(69,305)	4,607,725
Cash and cash equivalents—beginning of period	**4,819,967**	4,889,272	281,547
Cash and cash equivalents—end of period	**$10,086,952**	$ 4,819,967	$4,889,272
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year:			
Interest	**$ 71,774**	$ 101,307	$ 80,716
Income taxes	**$ 157,000**	$ 174,987	$ 96,125
Non-cash investing and financing activities:			
Investing activities:			
Equipment acquired under capital lease	**$ (35,000)**	$ (95,945)	$ —
Financing activities:			
Debt incurred under capital lease	**$ 35,000**	$ 95,945	$ —

See notes to consolidated financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

We are a holding company conducting business through two wholly-owned operating subsidiaries, Cell & Molecular Technologies, Inc. ("CMT"), and Sentigen Biosciences, Inc. ("Sentigen Biosciences," formerly Sentigen Corp.). CMT provides contract research and development services and manufactures specialty cell culture media, reagents and other research products for companies engaged in the drug discovery process. Sentigen Biosciences is primarily engaged in the development and commercialization of novel bioassay systems that elucidate the underlying biology of protein-protein interactions. Sentigen Biosciences, Inc. is initially targeting its Tango™ Assay System to address the functionalization of G protein-coupled receptors (GPCRs) for pharmaceutical drug discovery and development. Sentigen Biosciences has filed patent applications on its Assay System and expects to file additional patent applications on this technology in the future.

CMT operates through two divisions—Molecular Cell Science ("MCS") and Specialty Media ("SM"). MCS provides contract research and development services and High Throughput Screening support services to companies engaged in the drug discovery process. SM develops, manufactures, and markets high quality cell culture media, reagents and other research products.

The operations of Sentigen Biosciences are reflected as research and development expenses in our consolidated statements of operations. Sentigen Biosciences' operations, since its inception in February 2000, consist entirely of research and development.

The expenses of the parent company, Sentigen Holding Corp. are reflected as "Corporate overhead" expenses in our consolidated statements of operations and include the following major classes: (1) compensation and employee benefits cost for the Chairman of the Board, Chief Financial Officer, Executive Vice President of Commercial Operations and administrative assistant, (2) professional fees for legal and accounting services, (3) office rental, utilities and communication costs, (4) stock market listing fees and other related public company expenses and (5) business travel expenses.

We were incorporated under the laws of the State of Delaware in May 1990. After having engaged in the acquisition and operation of different businesses subsequent to our initial public offering in August 1990, we commenced our current business operations when we acquired CMT in May 1998. CMT was incorporated on May 6, 1997 to acquire all of the outstanding stock in each of Specialty Media, Inc. and Molecular Cell Science, Inc., two entities operating in the biotechnology and pharmaceutical industries since 1987 and 1991, respectively. Sentigen Corp. was formed on February 16, 2000, and changed its name to Sentigen Biosciences, Inc. on February 24, 2004. We changed our name from Prime Cellular Inc. to Sentigen Holding Corp. on June 23, 2000. On January 9, 2002, our common stock began trading on The NASDAQ SmallCap Market under the symbol SGHL.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation—The consolidated financial statements include the accounts of Sentigen Holding Corp. and its wholly owned subsidiaries, after elimination of all inter-company accounts and transactions.

b. Cash and Cash Equivalents—Cash and cash equivalents include liquid investments with maturities of three months or less at the time of purchase.

c. Investment Securities—Investment securities consist of U.S. Treasury Notes. All investment securities purchased in 2002 are defined as available for sale under the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and, as such, have been reported at fair value. Quoted market prices are used to determine fair value.

d. Inventory—Inventory, consisting of cell culture media, reagents and related packaging and raw materials for the SM division, is stated at the lower of cost or market. We use the FIFO (first-in, first-out) method for inventory accounting.

e. Property, Plant and Equipment—Property, plant and equipment are stated at cost. Depreciation is provided on both straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to forty years. Amortization of leasehold improvements is provided on the straight-line basis over the lesser of the estimated useful life of the asset or the remaining lease term. Repairs and maintenance, which do not extend the useful lives of the related assets, are expensed as incurred.

f. License and Deferred Costs—License costs are amortized over 17 years on a straight-line basis and result from our exclusive licensing agreement with the Trustees of Columbia University (See Note 6). Deferred financing costs were incurred in connection with various loan facilities (See Note 9). Deferred financing costs are amortized on a straight-line basis over the duration of the related loan.

g. Impairment—Intangible and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. A review for impairment includes comparing the carrying value of an asset to an estimate of the undiscounted net future cash inflows over the life of the asset. An asset is considered to be impaired when the carrying value exceeds the calculation of the undiscounted net future cash inflows or fair market value. An impairment loss is defined as the amount of the excess of the carrying value over the fair market value of the asset. We believe that none of our intangible and long-lived assets are impaired as of December 31, 2003.

h. Revenue Recognition—Revenue from fixed-price contracts extending over more than one accounting period is recognized on a percentage-of-completion basis. Percentage-of-completion is determined based on the proportion of completed costs to total anticipated costs on each contract. If it is determined that a loss will result from the performance of a contract, the entire amount of estimated loss is charged against income in the period in which the determination is made. In general, prerequisites for billings are established by contractual provisions including predetermined payment schedules, the achievement of contract milestones or submission of appropriate billing detail. Unbilled services arise when services have been rendered but clients have not been billed. Similarly, unearned revenue represents amounts billed in excess of revenue recognized. Revenues from product sales are recognized upon transfer of title and transfer of risk of loss to the product, which generally occurs upon shipment to the customer.

i. **Direct Costs**—Direct costs incurred in the delivery of services and manufacturing of media at CMT are expensed as such costs are incurred. Direct costs in the MCS division include: (1) costs incurred for direct materials used in the services performed under research contracts, (2) an allocation of the compensation costs for the time incurred on such contracts by scientists, (3) an allocation of indirect materials costs for general laboratory expenses incurred for the benefit of all contracts in process, and (4) an allocation of certain general and administrative expenses incurred by CMT. The direct costs of the SM division represent the direct costs of research products sold, including an allocation of the compensation costs for production personnel, and an allocation of certain general and administrative expenses incurred by CMT.

j. **Selling, General and Administrative Costs**—Selling, general and administrative costs incurred in the operation of CMT are expensed as incurred. The major classes of selling, general and administrative expenses incurred by CMT are as follows: (1) compensation and employee benefit costs of CMT's management, sales, and administrative staff, (2) compensation and employee benefit costs for the time of scientific and production personnel spent on selling, general and administrative activities, (3) facilities rental, utilities, communication costs and related operating expenses, (4) marketing, sales and advertising costs, (5) business travel expenses, (6) commercial and product liability insurance costs, (7) repairs and maintenance costs on facilities and laboratory equipment and (8) professional fees for legal and accounting services.

k. **Research and Development Costs**—Research and development costs are expensed as such costs are incurred. The operations of Sentigen Biosciences are reflected as research and development expenses in our consolidated statements of operations. Sentigen Biosciences operations, since its inception in February 2000, consist entirely of research and development. Total expenditures on research and development for 2003, 2002 and 2001, including research costs reimbursed under grants received from the National Institute of Health (See Note 7), were $1,119,172, $1,020,036 and $1,247,072, respectively.

l. **Corporate Overhead Costs**—Corporate overhead costs are expensed as such costs are incurred. The expenses of the holding company are reflected as corporate overhead expenses in our consolidated statements of operations and include the following major classes: (1) compensation and employee benefits cost for the Chairman of the Board, Chief Financial Officer, Executive Vice President of Commercial Operations and administrative assistant, (2) professional fees for legal and accounting services, (3) office rental, utilities and communication costs, (4) stock market listing fees and other related public company expenses and (5) business travel expenses.

m. **Research Grants**—CMT was engaged in research and development activities under grant from the National Institute of Health (NIH). The research expenses incurred under the grants were exactly offset by the cash received under the grants. This activity is not recorded in the consolidated statements of operations for the years ended December 31, 2002 and 2001 as it was a reimbursement of amounts passed through to sub-recipients (See Note 7). In 2002, Sentigen Biosciences was awarded a NIH Federal Phase I Grant. The grant covers the direct costs of a specific project within Sentigen Biosciences overall research program as well as an allocation for the facilities and administrative costs of Sentigen Biosciences related to the project. The project funded under this grant was completed by Sentigen Biosciences and not a sub-recipient (See Note 7); therefore, the receipt of funds and the project costs were recorded in our consolidated statements of operations.

n. **Income Taxes**—Certain income and expense items are accounted for differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax basis of assets and liabilities and the tax effect of net operating loss and tax credit carryforwards applying the enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

o. **Advertising, Marketing and Sales Costs**—Advertising, marketing and sales costs are expensed as such costs are incurred. Advertising, marketing and sales costs during 2003, 2002 and 2001 were $355,120, $336,283 and $213,942, respectively. These costs are included in selling, general and administrative expenses in our consolidated statements of operations.

p. **Estimates**—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

q. **Earnings Per Share**—The accompanying financial statements include earnings per share calculated as required by SFAS No. 128, "Earnings Per Share," which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share is calculated by dividing net loss by the weighted average number of shares of common stock outstanding. Diluted earnings per share include the effects of securities convertible into common stock, consisting of stock options, to the extent such conversion would be dilutive. Potential common stock was excluded from the computation for the years ended December 31, 2003, 2002 and 2001 because of SFAS No. 128 which prohibits adjusting the denominator of diluted EPS for additional potential common shares when a net loss from continuing operations is reported.

r. Stock-Based Compensation—SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. We continue to account for stock-based compensation to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." APB No. 25 requires no recognition of compensation expense for the stock-based compensation arrangements provided to employees where the exercise price is equal to the market price at the date of the grants. Options issued to non-employees are valued at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The expense for options issued to non-employees is recorded as stock based compensation in our consolidated statements of operations. On September 4, 2003 the life of a stock option previously granted to the Chairman of the Board, Chief Executive Officer and President was extended. The option is for the purchase of 217,000 shares of common stock at $1.625 per share and was originally granted on May 1, 1996. The stock option is fully vested and would have expired on April 30, 2004. The amendment extended the life of the option to April 30, 2006. As a result of this amendment and according to FASB Interpretation No. 44 to APB Opinion No. 25 we recognized stock-based compensation in the amount of $820,407 (See Note 15).

s. Segments—The accompanying financial statements include segment disclosure as required by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which expands and modifies disclosures but has no impact on the consolidated financial position or results of operations or cash flows. Our reportable operating segments are: MCS, SM and Sentigen Biosciences.

t. Reclassification—Certain amounts from the prior years have been reclassified to conform to the current year's presentation. These reclassifications have no effect on previously reported net losses.

RECENT ACCOUNTING PRONOUNCEMENTS—In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 143 is effective for all fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have an effect on our financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of their entity in a disposal transaction. SFAS No. 144 was effective January 1, 2002. The adoption of SFAS No. 144 did not have a material effect on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections." SFAS No. 145 is effective January 1, 2003. Among other things, SFAS No. 145 requires that gains or losses on the extinguishment of debt will generally be required to be reported as a component of income from continuing operations and will no longer be classified as an extraordinary item. The adoption of SFAS No. 145 did not have an effect on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability be recorded for such activities when the liability is actually incurred, and unlike EITF 94-3, the existence of a plan does not necessarily support the basis for the recording of a liability. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. We did not undertake any exit or disposal activities for the year ended December 31, 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 was effective for the year ended December 31, 2002.

The following table reconciles net loss and diluted earnings per share (EPS), as reported, to pro forma net loss and diluted EPS, as if we had expensed the fair value of employee stock options as permitted by SFAS No. 123, as amended by SFAS No. 148, since it permits alternative methods of adoption.

For the Years Ended December 31,	**2003**	2002	2001
Net Loss:			
As reported	**$ (873,188)**	$(522,031)	$(647,589)
Pro forma expense as if employee stock options were charged against net loss	**(244,551)**	(192,051)	(236,780)
Pro forma net loss using the fair value method	**$(1,117,739)**	$(714,082)	$(884,369)
Basic and Diluted EPS:			
As reported	**$(0.12)**	$(0.07)	$(0.09)
Pro forma using the fair value method	**$(0.15)**	$(0.10)	$(0.12)

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting And Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The interpretation also requires enhanced and additional disclosures of guarantees in financial statements ending after December 15, 2002. In the normal course of business, we do not issue guarantees to third parties; accordingly, this interpretation does not effect the disclosures included herein.

In January 2003, the FASB issued FIN No. 46, as restated by FIN No. 46R, "Consolidation of Variable Interest Entities, an interpretation of ARB 51." FIN No. 46 defines when a business enterprise must consolidate a variable interest entity. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after December 15, 2003, to entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not have variable interest entities as of December 31, 2003.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133 for certain decisions made by the FASB as part of the Derivatives Implementation Group (DIG) process and is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. In addition, SFAS No. 149 should be applied prospectively. The provisions of SFAS No. 149 that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We are not involved in any hedging activities.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 addresses how certain financial instruments with characteristics of both liabilities and equity should be classified and measured. The adoption of SFAS No. 150 did not have an effect on the Company's financial position.

3. INVENTORY

Inventory of the SM segment consists of the following:

December 31,	**2003**	2002
Finished Goods	**$139,020**	$123,464
Packaging Materials	**30,019**	30,093
Raw Materials	**72,095**	58,547
Total Inventory	**$241,134**	$212,104

4. INVESTMENT SECURITIES

At December 31, 2003, our available cash and cash equivalents of $10,086,952 was invested in short-term U.S. Treasury Bills.

At December 31, 2002, we held cash equivalents, consisting of short-term U.S. Treasury Bills in the amount of $4,819,967 and investment securities consisting entirely of U.S. Treasury Notes in the amount of $5,307,419. The U.S. Treasury Note purchased in 2002 was classified as available for sale, and is reflected on the balance sheet at fair value. Fair values are determined by quoted market prices.

December 31, 2002	Amortized Cost	Fair Value	Unrealized Gain
Investment Securities—current			
U.S. Treasury Note—face value of $5,250,000—interest at 2.125%—due October 31, 2004	$5,293,602	$5,307,419	$13,817
Total Investment Securities	$5,293,602	$5,307,419	$13,817

On January 22, 2003 the 2.125%, $5,250,000 face value U.S. Treasury Note due October 31, 2004 was sold. We received gross proceeds of $5,319,871 of which $26,574 represented accrued interest. Capital gains recognized on the sale were minimal. The proceeds are currently invested in 90-day U.S. Treasury Bills. This sale accounts for the majority of the $5,266,985 increase in cash and cash equivalents reported in our consolidated statement of cash flows.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

December 31,	**2003**	2002
Land	**$ 90,000**	$ 90,000
Building and Improvements	**743,403**	702,839
Machinery and Equipment	**2,647,718**	2,500,040
Equipment under capital lease	**130,945**	95,945
Furniture and Fixtures	**254,918**	242,476
Total Property, Plant and Equipment	**3,866,984**	3,631,300
Less: Accumulated Depreciation	**2,463,384**	1,938,272
Property, Plant and Equipment—net	**$1,403,600**	$1,693,028

Depreciation expense charged to operations was $525,112, $551,118 and $448,448 for the years ended December 31, 2003, 2002 and 2001, respectively.

6. EXCLUSIVE LICENSE AGREEMENT

On April 10, 2000, Sentigen Biosciences entered into a license agreement with The Trustees of the Columbia University in New York for an exclusive worldwide right to Columbia's patent applications and other proprietary rights in the areas of insect chemosensation and olfaction. The licensing agreement with The Trustees of the Columbia University in New York required us to contribute a minimum of $1,000,000 into Sentigen Biosciences within one year of the date of the agreement (by April 2001) or we must have been involved in active negotiations to raise $1,000,000 in additional funding. We satisfied this provision through the consummation of a private placement in November 2000 in which 863,834 shares of our common stock was sold for $6.00 per share for aggregate gross proceeds of $5,183,004.

Another provision of the agreement requires that a minimum of $50,000 per six-month period or $100,000 per annual period be spent on bona fide research and development of the patents and licenses subject to the agreement from the second through the fourth years of the agreement (April 2002 through April 2004) or we must be involved in active negotiation to raise $1,000,000 in additional funding. We satisfied this provision through April 2002 and 2003 (the second and third fiscal years of the license agreement). We believe that we have enough capital resources to meet the financial requirements of this provision for the agreement years 2004 and beyond.

In consideration of the license agreement, Columbia was issued 75,000 shares of our common stock and will receive royalties of 1% of the net sales of any licensed products or services. The value of this license agreement is recorded as license costs, net of accumulated amortization on the consolidated balance sheet. The value of the license reflects the closing share price of our common stock on April 10, 2000.

There is no assurance that the technology related to the licensing agreement with The Trustees of Columbia University or other technologies involved in the research and development activities of Sentigen Biosciences will prove to be productive. In the event we decide to terminate such activities, there will be associated costs to us, such as payment to employees and expenses related to the closing of our facility at 3960 Broadway, New York, New York. No provisions have been made for such possible further expense.

7. RESEARCH GRANTS

Cell & Molecular Technologies, Inc. The SM division, in collaboration with Harvard University, was the recipient of an NIH Federal Phase II Grant in the amount of $757,532. The research performed under this grant originally covered the period from July 1998 through August 2001, but was extended through March 2002.

For the year ended December 31, 2003, there was no activity under NIH funded grants. For the years ended December 31, 2002 and 2001, research expenses incurred were exactly offset by the cash received under the grants. This activity is not recorded in the consolidated statements of operations as it is a reimbursement of amounts passed through to sub recipients. The amounts received and expended are as follows:

For the Years Ended December 31,	**2003**	2002	2001
SM NIH funding received	**$—**	$ 17,337	$ 224,582
MCS NIH funding received	**—**	—	—
Total NIH funding received	**—**	17,337	224,582
NIH research expenses incurred by sub recipients	**—**	(17,337)	(224,582)
Net effect on the consolidated statements of operations for the years then ended	**$—**	$ —	$ —

Sentigen Biosciences. On August 19, 2002, Sentigen Biosciences was awarded a NIH Federal Phase I Grant in the amount of $100,003. The term of the grant was from September 1, 2002 through February 28, 2003. The grant covers the direct costs of a specific project within Sentigen Biosciences overall research program as well as an allocation for facilities and administrative costs of Sentigen Biosciences related to the project. As of December 31, 2002, Sentigen Biosciences had completed the research project covered under the grant and all funds had been received from the NIH. The activity on this grant is reflected in the consolidated statements of operations as "Grant, National Institute of Health." The direct costs of the project as stipulated in the grant award were $75,000 while the facilities and administrative costs as stipulated in the grant award were $25,003. Had the grant not been awarded these costs would have been reflected as research and development costs in the consolidated statements of operations.

8. RETIREMENT PLAN

We administer a 401(k) retirement plan for all eligible employees who meet certain eligibility criteria such as age, term of employment, etc. Eligible employees may elect to contribute a portion of their gross salary (subject to federal tax law) to the plan. We do not make matching contributions to the plan.

9. LONG-TERM DEBT

Long-term debt consists of the following:

Company	Maturity	Face Value	Interest Rate	Description and Covenants	Unpaid Principal at December 31, **2003**	2002
CMT	February 2017	$287,600	5.00% (variable)	**Mortgage Note.** Secured by 580 Marshall St., Phillipsburg, New Jersey. The interest rate resets every 3 years and reset in February 2003 to a rate of 5.00%.	**$ 249,670**	$ 251,732
CMT	August 2004	$350,000	5.50% (variable)	**Equipment Loan.** Guaranteed by Sentigen Holding Corp. Guarantor required to maintain unencumbered liquid assets of two-times the outstanding loan balance.	**43,572**	124,931
CMT	May 2009	$720,000	5.25% (fixed)	**Equipment Loan.** Guaranteed by Sentigen Holding Corp. CMT is required to maintain cash-flow equal to 1.25 to 1.00 times annual debt service as well as maintain a debt to equity ratio of 3 to 1.	**584,662**	673,548
Sentigen Biosciences	April 2005	$300,000	5.50% (variable)	**Equipment Loan.** Guaranteed by Sentigen Holding Corp. Guarantor required to maintain unencumbered liquid assets of two-times the outstanding loan balance.	**92,121**	158,698
					$ 970,025	$1,208,909
	Less: Current Maturities				**(211,927)**	(235,234)
	Long-Term Debt—Net				**$ 758,098**	$ 973,675

We were in compliance with all debt covenants as of December 31, 2003 and 2002.

On February 5, 2003, CMT renegotiated the interest rate on its equipment loan maturing August 2004 from a fixed rate of 8.75% to a variable interest rate. The variable interest rate is the prime rate of interest plus 1.00% with a minimum interest rate of 5.50%.

On February 5, 2003, Sentigen Biosciences renegotiated the interest rate on its equipment loan maturing April 2005 from a fixed rate of 8.75% to a variable interest rate. The variable interest rate is the prime rate of interest plus 1.00% with a minimum interest rate of 5.50%.

The interest rate on CMT's mortgage obligation maturing in August 2017 is a variable interest rate which resets every 3 years. The interest rate reset in February 2003 from an interest rate of 9.50% to a rate of 5.00%.

On April 15, 2003, CMT renegotiated the interest rate on its equipment loan, maturing May 2009 from a fixed rate of 7.40% to a fixed rate of 5.25%. The amortization period of the loan remained unchanged.

Principal maturities of long-term debt over the next five years are as follows:

For the year ending December 31,	
2004	$211,927
2005	123,246
2006	107,852
2007	113,650
2008	119,759
Thereafter 293,591	
Total principal maturities of long-term debt	$970,025

10. LOANS PAYABLE TO STOCKHOLDERS

Five stockholders and one of their related parties advanced $500,000, in aggregate, to CMT during 1997. The promissory notes provided for 5% simple interest, payable at maturity, and had an original due date of July 14, 2002. As the promissory notes provided for a below market rate of interest, additional interest was imputed on the notes to approximate the current available financing rate of 10%.

In July 2001, the stockholders agreed to extend the maturity date of the loans until September 1, 2001 under the existing terms of the loans. On September 1, 2001 CMT repaid principal and interest of $603,125 to retire these obligations.

11. COMMITMENTS

Joseph K. Pagano. On May 24, 1999, we entered into an employment agreement with Mr. Pagano to serve as Chairman of the Board, President and Chief Executive Officer. The employment agreement was for an initial term of one year and automatically renews thereafter unless notice is given by one of the parties. The employment agreement provided for annual base compensation of $85,000 and in March 2001 was amended to provide for annual base compensation of $175,000. On February 17, 2004, Mr. Pagano's annual base compensation was raised to $225,000. In connection with the employment agreement, the termination date of an option previously granted to Mr. Pagano to purchase 217,000 shares of our common stock was extended an additional three years to April 30, 2004. The termination date of this option was extended again on September 4, 2003 to April 30, 2006. On September 15, 2000, we granted Mr. Pagano an option to purchase an aggregate of 200,000 shares of our common stock at $9.00 per share, which expires as to 66,000 shares on September 15, 2005 and 134,000 shares on September 15, 2010. This option vests in four equal annual installments commencing on September 15, 2001.

Erik R. Lundh. On September 2, 2003, we entered into an employment agreement with Mr. Lundh to serve as Executive Vice President of Commercial Operations. The agreement is for an initial term of one year and automatically renews thereafter unless notice is given by one of the parties. The employment agreement provides for annual base compensation of $200,000. Mr. Lundh is also entitled to participate in a bonus plan, which will be based on certain operational and financial milestones. The bonus under the plan shall not be less than $8,219 in 2003 and shall not be less than $25,000 in 2004. Pursuant to the employment agreement, we granted Mr. Lundh an option to purchase 50,000 shares of our common stock at $4.75 per share. This option expires on September 2, 2013 and vests in five equal annual installments commencing on September 2, 2004. Pursuant to this agreement we leased an apartment in New York, New York for Mr. Lundh for a term of one year, beginning October 1, 2003. The monthly rent for the apartment is $2,450.

Thomas Livelli. In connection with the acquisition of CMT, we assumed an employment agreement with Mr. Livelli pursuant to which Mr. Livelli served as President and Chief Executive Officer of CMT through May 22, 2001. As of May 23, 2001, CMT entered into a new employment agreement with Mr. Livelli to serve in the same capacity until the earlier of May 22, 2006 or the two-year anniversary of a "change in control" (as such term is defined in the employment agreement). The employment agreement provides for annual base compensation of $150,000, with automatic cost of living adjustments on each one-year anniversary of the agreement. Mr. Livelli is also entitled to participate in CMT's bonus plan, which is based on CMT's net profits (subject to certain adjustments) and allocated each year by the Board of Directors. Mr. Livelli's agreement provides that his bonus shall be at least $20,000 for each full fiscal year of employment. If such minimum bonus payment exceeds Mr. Livelli's allocated bonus under the plan, the excess shall be credited against any future allocated bonuses in excess of $20,000. The employment agreement provides for Mr. Livelli's employment on a full-time basis and contains a provision that the employee will not compete with us during the term of the employment agreement and for a period of two years thereafter. Pursuant to the employment agreement, Mr. Livelli was granted an option to purchase 25,000 shares of our common stock at $9.00 per share. This option expires on May 22, 2011 and vests in five equal annual installments commencing on January 1, 2002. On August 1, 2002, Mr. Livelli's employment agreement was amended to provide for an annual base salary of $165,000. Pursuant to the automatic cost of living adjustment provided for in the agreement we increased Mr. Livelli's annual base salary to $169,571 effective May 23, 2003. On July 29, 2003, Mr. Livelli's employment agreement was amended to provide for a one-time bonus of $10,000 in addition to any bonus earned by Mr. Livelli in 2003. The amendment also extends the terms of Mr. Livelli's employment agreement to the earlier of May 22, 2008 or the two-year anniversary of a "change in control" (as such term is defined in the employment agreement).

Life Insurance Policies on Chairman of the Board and Scientific Consultant. In December 2002, we purchased insurance on the lives of Joseph K. Pagano and Richard Axel.

We purchased two term insurance policies on the life of Joseph K. Pagano, our Chairman of the Board, Chief Executive Officer and President. We are the beneficiary under one of the policies in the amount of $5 million. Mr. Pagano's son is the beneficiary under the other policy in the amount of $5 million. We are required to make annual premium payments of $23,750 until December 24, 2012, at which time scheduled annual premium increases begin. The policy is cancelable, non-participating and does not pay dividends.

We purchased a term insurance policy on the life of Richard Axel, a scientific consultant to us. We are the beneficiary under the policy in the amount of $10 million. We are required to make annual premium payments of $30,785 until December 9, 2012, at which time scheduled annual premium increases begin. The policy is cancelable, non-participating and does not pay dividends.

12. LEASES

Operating Leases. Lease commitments classified as operating-type leases consist primarily of facilities, office equipment and certain laboratory equipment. Rental expenses for these operating-type leases are as follows:

Company	Purpose and Terms	Rental Expense for the Years Ended		
		2003	2002	2001
	Properties:			
CMT	In November 2001, CMT signed a 44-month lease for approximately 11,000 square feet of laboratory and office/warehouse space at 445 Marshall Street, Phillipsburg, New Jersey. The MCS division occupies this facility.	**$158,123**	$144,793	$ —
Sentigen Biosciences	Sentigen Biosciences leases laboratory space at 3960 Broadway, New York, New York, 10032. The lease expired in April 2002, and is currently a month-to-month lease. In June 2001, additional office space was leased at this same location, which lease terminated on June 30, 2002.	**68,778**	82,440	84,173
Sentigen Holding Corp.	We lease approximately 980 square feet of office space for use by our Board of Directors and Executive Officers at 434 East Cooper Street, Aspen, Colorado. The lease expires April 30, 2004; we intend to renew this lease, should the lease terms be acceptable.	**40,993**	38,654	36,492
CMT	In March 2001, CMT signed a 3-year lease for approximately 3,000 square feet of laboratory space at 418 Industrial Drive, North Wales, Pennsylvania. This space accommodates the high throughput screening support services group. CMT renewed this lease through November 2004.	**18,000**	18,000	13,500
CMT	In February 2003 , CMT expanded the 418 Industrial Drive location an additional 3,000 feet to include 422 Industrial Drive.	**16,500**	—	—
Sentigen Holding Corp.	On October 1, 2003, we leased an apartment in New York, New York in connection with our employment agreement with Erik R. Lundh. The lease expires on September 30, 2004.	**7,350**	—	—
CMT	CMT leased approximately 750 square feet of administrative office space at 445 Marshall Street, Phillipsburg, New Jersey. The lease terminated on December 31, 2001.	**—**	—	12,000
	Equipment:			
CMT	CMT leases certain laboratory and office equipment under operating leases.	**22,748**	17,294	2,252
Sentigen Biosciences	Sentigen Biosciences leases certain office equipment under operating leases.	**5,460**	4,195	1,162
Total Rental Expense		**$337,952**	$305,376	$149,579

Capital Leases. In July 2003, CMT leased equipment for use in the performance of certain contracts in the MCS division. The lease qualified for treatment as a capital lease for accounting purposes. At the inception of the lease, equipment and an offsetting capital lease liability was recorded on our consolidated balance sheet in the amount of $35,000. We used a fixed interest rate of 5.00% to approximate the borrowing rate for the lease. The equipment is being depreciated on a straight-line basis through the term of the lease which expires in June 2006. Rental payments through December 31, 2003 totaled $6,372. Of those payments, $5,555 was applied to the capital lease liability and $817 was applied to interest expense. As of December 31, 2003, the total remaining lease obligation amounted to $29,445.

In October 2002, CMT leased equipment for use in the performance of certain contracts in the MCS division. The lease qualified for treatment as a capital lease for accounting purposes. At the inception of the lease, equipment and an offsetting capital lease liability was recorded on our consolidated balance sheet in the amount of $95,945. We used a fixed interest rate of 7.40% to approximate the borrowing rate for the lease. The equipment is being depreciated on a straight-line basis through the term of the lease which expires in September 2005. Rental payments for the year ended December 31, 2003 totaled $36,067. Of those payments, $30,574 was applied to the capital lease liability and $5,493 was applied to interest expense. As of December 31, 2003, the total remaining lease obligation amounted to $57,486.

The estimated future minimum rental payments under capital and operating-type leases over the next three years are as follows:

For the year ending December 31,	Capital	Operating
2004	$48,811	$237,993
2005	39,794	147,763
2006	6,372	22,596
Minimum rental payments	$94,977	$408,352
(Less) interest-portion of rental payments	(8,046)	
Capital lease obligation	$86,931	

13. INCOME TAXES

Deferred taxes reflect the tax effects of temporary differences between the amounts of assets and liabilities for financial reporting and the amounts recognized for income tax purposes as well as the tax effects of net operating loss and tax credit carryforwards. The significant components of net deferred tax assets are as follows:

December 31,	**2003**	2002
Net operating loss carryforwards	**$1,393,000**	$1,295,000
Research and Development credit carryforward	**144,000**	102,000
AMT Credit carryforward	**6,000**	6,000
Stock-based compensation	**377,000**	—
Depreciation and other temporary differences	**14,000**	11,000
Total deferred tax assets	**1,934,000**	1,414,000
Less: Valuation allowance	**1,934,000**	1,414,000
Net deferred tax assets	**$ —**	$ —

We believe that it is more likely than not that the deferred tax assets will not be realized and have therefore provided a valuation allowance in the consolidated balance sheet equal to the entire amount of the deferred tax assets.

The provision for income taxes differs from the amount using the statutory federal income tax rate (34%) as follows:

For the Years Ended December 31,	**2003**	2002	2001
At Statutory Rates	**$(297,000)**	$(132,000)	$(308,000)
Loss for which no benefit was recorded	**297,000**	132,000	308,000
State income taxes	**126,144**	135,851	133,122
Provision for income taxes	**$ 126,144**	$ 135,851	$ 133,122

At December 31, 2003, we have federal and state net operating loss carryforwards of $2,887,912 and $6,920,161, respectively, available to offset future federal and state taxable income. These carryforwards will expire between December 31, 2009 and December 31, 2023. Additionally, we have research and development credit and Alternative Minimum Tax credit carryforwards of $144,000 and $6,000, respectively. The research and development credit carryforwards will expire between December 31, 2012 and December 31, 2023 and the Alternative Minimum Tax credit carryforwards may be carried forward indefinitely. These credit carryforwards will be available to offset future federal income tax liabilities.

14. PERCENTAGE OF COMPLETION

The following is a summary of assets and liabilities related to long-term contracts. Revenues from these contracts are recognized on the percentage-of-completion basis:

December 31,	**2003**	2002
Contract Receivables		
Billed—contracts in progress	**$ 625,402**	$ 389,997
Unbilled services (work-in-progress)	**4,650**	15,400
	630,052	405,397
Less: Allowance for doubtful collections on contract receivables	**40,000**	40,000
	$ 590,052	$ 365,397
Unearned Revenue		
Costs incurred on contracts in progress	**$ 726,168**	$ 616,358
Estimated earnings	**1,243,173**	1,123,456
	1,969,341	1,739,814
Less: Billings to date	**1,973,291**	1,783,264
	$ (3,950)	$ (43,450)
Included in the accompanying balance sheets under the following captions:		
Unbilled services	**$ 4,650**	$ 15,400
Unearned revenue	**(8,600)**	(58,850)
	$ (3,950)	$ (43,450)

Estimates of remaining costs to complete each contract are used to determine the revenue and profitability on each contract. These estimates are evaluated periodically and such reevaluations may, in the future, lead to changes in the rate of profitability on each contract. There were no contracts where the expected costs exceeded the contract price. All contract receivables are due within one year.

15. EQUITY COMPENSATION PLANS

We have two stock option plans: the 1990 Stock Option Plan and the 2000 Performance Equity Plan. We are no longer able to grant options under the 1990 plan. The 2000 plan provides for grants of options to purchase up to 2,000,000 shares of our common stock. Under the 2000 plan, options may be granted to employees, directors, consultants, agents and other persons that are deemed to be valuable to us or our subsidiaries. The 2000 plan permits the Board of Directors or a stock option committee to issue incentive stock options, as defined in Section 422 of the Internal Revenue Code, and stock options that do not conform to the requirements of that Code section. The exercise price of each incentive stock option may not be less than 100% of the fair market value of our common stock at the time of grant, except that in the case of a grant to an employee who owns 10% or more of our outstanding stock, the exercise price may not be less than 110% of such fair market value. The exercise price of each non-incentive stock option also may not be less than 100% of the fair market value of our common stock at the time of grant. Options that were granted under the 1990 plan may not be exercised prior to the first anniversary, or on or after the tenth anniversary of their grant. These options may not be transferred during the lifetime of the option holder.

Under the 2000 plan, the Board of Directors may award stock appreciation rights, restricted stock, deferred stock, stock reload options and other stock-based awards in addition to stock options. The 2000 plan currently is administered by the full Board of Directors. Subject to the provisions of the option plans, the Board of Directors (or a committee of the board) has the authority to determine the individuals to whom the stock options are to be granted, the number of shares to be covered by each option, the option price, the type of option, the option period, the restrictions, if any, on the exercise of the option, the terms for the payment of the option price and other terms and conditions. Under the 2000 plan, options covering a maximum of 200,000 shares of our common stock in the aggregate may be granted to any one holder during any one calendar year.

The pro forma information required by SFAS No. 148 regarding net income and earnings per share has been presented as if the stock option plans had been accounted for under the fair value method. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2003	2002	2001
Weighted Average Assumptions:			
Expected life of options	**5 years**	5 years	5 years
Risk free interest rate	**1.8%**	4.0%	5.5%
Volatility of stock	**114%**	240%	197%
Expected dividend yield	**0%**	0%	0%

The weighted average fair value per share of the options granted during 2003, 2002 and 2001 was $4.48, $4.71 and $5.39, respectively.

In accordance with SFAS No. 123, the weighted average fair value of stock options granted is required to be based on a theoretical statistical model using the preceding assumptions. In actuality, our stock options do not trade on a secondary exchange and, therefore, the employees and directors cannot derive any benefit from holding the stock options under these plans without an increase in the market price of our common stock. Such an increase in stock price would benefit all stockholders commensurately.

In addition to the options granted to employees, we granted 57,000, 0 and 50,000 options to non-employees during the years ended December 31, 2003, 2002 and 2001, respectively. Non-employees consist of consultants and directors. Consultants are retained under consulting agreements and are not considered employees of ours or our subsidiaries. Non-cash stock-based compensation cost of $943,200, $222,437 and $73,146 during the years ended December 31, 2003, 2002 and 2001, respectively, was recognized based on the fair value of the options issued, amortized over the respective anticipated service periods. On December 3, 2001, four out of the five, consulting agreements with the scientific consultants were amended to provide that the remaining unvested options will vest based on the sole discretion of the Board of Directors. According to the provisions of SFAS No. 123, non-cash stock-based compensation was recognized for the vested option awards over the service periods of the consulting agreements. Non-cash stock-based compensation will be recognized for the unvested options in the period that the options actually vest.

On September 4, 2003, an option agreement with the Chairman of the Board, Chief Executive Officer and President was amended. The option is for the purchase of 217,000 shares of our common stock at $1.625 per share and was originally granted on May 1, 1996. The stock option is fully vested and would have expired on April 30, 2004. The amendment extends the life of the option to April 30, 2006. All other terms of the stock option agreement remain unchanged. As a result of this amendment and according to FASB Interpretation No. 44 to APB Opinion No. 25 we recognized stock-based compensation in the amount of $820,407.

Presented below is a summary of stock option plan activity for the years shown:

	Options	Wtd. Avg. Exercise Price	Options Exer-cisable	Wtd. Avg. Exercise Price
Balance, January 1, 2001	1,533,300	$3.83	732,960	$1.75
Granted	219,800	5.99		
Exercised	(126,810)	0.85		
Cancelled	(1,040)	1.81		
Balance, December 31, 2001	1,625,250	$4.36	926,670	$2.99
Granted	44,364	6.00		
Exercised	(303,720)	0.68		
Cancelled	(52,050)	4.40		
Balance, December 31, 2002	1,313,844	$5.26	767,370	$4.64
Granted	**109,500**	**4.80**		
Exercised	**(3,700)**	**1.22**		
Cancelled	**(50,385)**	**4.97**		
Balance, December 31, 2003	**1,369,259**	**$5.24**	**890,352**	**$4.97**

Presented below are options currently outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$1.00–$1.81	247,550	3	$1.58	240,270	$1.58
4.50– 4.75	120,000	8	4.71	10,000	4.60
5.00– 5.88	556,000	2	5.01	363,600	5.02
6.00– 6.50	200,709	6	6.13	108,482	6.11
9.00	245,000	6	9.00	168,000	9.00
	1,369,259	4	$5.24	890,352	$4.97

16. SEGMENT INFORMATION

We operate through two wholly-owned subsidiaries, CMT and Sentigen Biosciences. CMT is evaluated on the performance of its two divisions, MCS and SM. Sentigen Biosciences is engaged in research and development. MCS, SM and Sentigen Biosciences are separate and distinct reportable operating segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. These reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technologies and marketing strategies. Sales and transfers between segments, if any, are accounted for as if the transactions were to third parties, that is at current market prices. All inter-company transactions have been eliminated in the presentation of segment information.

For the Years Ended December 31,	**2003**	2002	2001
Revenues			
MCS	**$ 6,168,024**	$ 4,549,583	$ 4,005,671
SM	**2,938,279**	2,662,204	2,175,375
Sentigen Biosciences	**—**	100,003	—
Total revenues for reportable segments	**$ 9,106,303**	$ 7,311,790	$ 6,181,046
Elimination of inter-segment revenues	**(91,522)**	(94,344)	(100,848)
Total Reported	**$ 9,014,781**	$ 7,217,446	$ 6,080,198
Income (Loss) from Operations			
MCS	**$ 1,725,336**	$ 709,455	$ 618,348
SM	**889,402**	891,495	741,677
Sentigen Biosciences	**(1,259,673)**	(1,124,787)	(1,151,408)
Total income for reportable segments	**$ 1,355,065**	$ 476,163	$ 208,617
Corporate loss unallocated to segments	**(2,122,598)**	(1,098,299)	(1,231,429)
Total Reported	**$ (767,533)**	$ (622,136)	$ (1,022,812)
Depreciation and Amortization			
MCS	**$ 369,949**	$ 382,439	$ 287,854
SM	**105,225**	100,283	77,256
Sentigen Biosciences	**67,253**	82,788	107,063
Total depreciation and amortization for reportable segments	**$ 542,427**	$ 565,510	$ 472,173
Corporate depreciation and amortization unallocated to segments	**10,072**	12,995	11,953
Total Reported	**$ 552,499**	$ 578,505	$ 484,126
Segment Assets			
MCS	**$ 1,486,108**	$ 1,480,390	$ 1,401,896
SM	**990,133**	793,646	927,768
Sentigen Biosciences	**459,919**	581,303	608,836
Total assets for reportable segments	**$ 2,936,160**	$ 2,855,339	$ 2,938,500
Corporate assets unallocated to segments	**10,187,219**	10,293,096	9,924,444
Total Reported	**$13,123,379**	$13,148,435	$12,862,944
Expenditures for Property, Plant and Equipment			
MCS	**$ 115,956**	$ 465,158	$ 557,996
SM	**76,101**	146,715	92,974
Sentigen Biosciences	**4,700**	14,950	48,304
Total expenditures for reportable segments	**$ 196,757**	$ 626,823	$ 699,274
Corporate, unallocated to segments	**3,927**	5,082	5,834
Total Reported	**$ 200,684**	$ 631,905	$ 705,108

17. SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

For the years ended December 31, 2003, 2002 and 2001, we had significant sales and receivable balances from major customers in the pharmaceutical and biotechnology industries as follows:

For the Years Ended December 31,	**2003**		2002		2001	
Significant customer	**Sales**	**Percentage of total**	Sales	Percentage of total	Sales	Percentage of total
A. MCS	**$3,688,355**	**61%**	$2,580,196	58%	$1,983,482	51%
B. SM	**651,555**	**22%**	476,679	18%	441,460	20%
C. SM	**303,979**	**10%**	—	—%	—	—%
E. SM	**—**	**—%**	303,405	11%	110,331	5%
F. MCS	**643,420**	**11%**	—	—%	—	—%
	$5,287,309	**59%**	$3,360,280	47%	$2,535,273	42%

December 31,	**2003**		2002	
Significant customer	**Net Accounts Receivable**	**Percentage of total**	Net Accounts Receivable	Percentage of total
A	**$169,965**	**18%**	$244,800	48%
B	**79,535**	**8%**	—	—%
C	**79,033**	**8%**	15,476	3%
D	**—**	**—%**	8,453	2%
F	**94,120**	**10%**	—	—%
	$422,653	**45%**	$268,729	53%

Net accounts receivable includes billed accounts receivable and unbilled services less unearned revenue.

Financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. We hold our cash at high credit quality institutions. At times, balances may be in excess of the FDIC insurance limit. We routinely assess the financial strength of our customers and, as a consequence, believe that our trade accounts receivable credit risk exposure is limited.

18. PRIVATE PLACEMENT

In November 2000, we consummated a private offering in which 863,834 shares of our common stock was sold at $6.00 per share for aggregate gross proceeds of $5,183,044. The proceeds, net of professional fees, which were directly incurred in connection with this transaction, were $5,152,714.

In connection with the private placement, a warrant was issued to Mr. Theodore M. Serure to purchase 44,810 shares of our common stock as compensation for introducing investors to us who purchased shares of common stock in the private placement. The warrant may be exercised at $6.00 per share until November 21, 2005.

19. UNAUDITED QUARTERLY RESULTS OF OPERATIONS

2003 **For the Quarters Ended**	**December 31,**	**September 30,**	**June 30,**	**March 31,**
Revenue				
Molecular cell science	**$1,562,219**	**$ 1,525,064**	**$1,570,447**	**$1,418,772**
Specialty media	**686,027**	**692,207**	**793,800**	**766,245**
	2,248,246	**2,217,271**	**2,364,247**	**2,185,017**
Income After Direct Costs				
Molecular cell science	**1,083,024**	**1,039,857**	**1,076,044**	**1,007,808**
Specialty media	**375,333**	**380,006**	**466,477**	**488,693**
	1,458,357	**1,419,863**	**1,542,521**	**1,496,501**
Income (Loss) From Operations				
Molecular cell science	**370,647**	**434,000**	**457,907**	**462,782**
Specialty media	**133,166**	**167,417**	**262,735**	**326,084**
Sentigen Biosciences	**(368,626)**	**(301,476)**	**(347,927)**	**(241,644)**
Corporate	**(526,462)**	**(1,088,940)**	**(230,834)**	**(276,362)**
	(391,275)	**(788,999)**	**141,881**	**270,860**
Net Loss	**$ (422,360)**	**$ (804,062)**	**$ 117,094**	**$ 236,140**
Basic and diluted net loss per share	**$(0.06)**	**$(0.11)**	**$ 0.02**	**$ 0.03**

2002 For the Quarters Ended	December 31,	September 30,	June 30,	March 31,
Revenue				
Molecular cell science	$1,172,438	$ 1,108,307	$1,128,502	$1,045,992
Specialty media	540,250	673,331	772,037	676,586
Grant, National Institute of Health	100,003	—	—	—
	1,812,691	1,781,638	1,900,539	1,722,578
Income After Direct Costs				
Molecular cell science	865,974	763,093	743,700	696,842
Specialty media	289,981	415,387	435,857	418,513
Grant, National Institute of Health	25,003	—	—	—
	1,180,958	1,178,480	1,179,557	1,115,355
Income (Loss) From Operations				
Molecular cell science	164,294	164,602	204,147	176,412
Specialty media	84,476	249,680	285,204	272,135
Sentigen Biosciences	(181,615)	(266,475)	(304,430)	(372,267)
Corporate	(309,133)	(198,792)	(275,755)	(314,619)
	(241,978)	(50,985)	(90,834)	(238,339)
Net Loss	$ (222,662)	$ (24,716)	$ (68,367)	$ (206,286)
Basic and diluted net loss per share	$(0.03)	$ 0.00	$(0.01)	$(0.03)

Corporate Information

Board of Directors

Joseph K. Pagano
Chairman of the Board

Thomas Livelli
Chief Executive Officer and President, Cell & Molecular Technologies, Inc.

Fredrick R. Adler
Managing Director
Adler & Company

Gerald Greenwald
Chairman Emeritus
United Airlines

Joel M. Pearlberg
General Partner
Steinhardt Partners, L.P.

Samuel A. Rozzi
President
Corporate National Realty, Inc.

Bruce Slovin
President
1 Eleven Associates, LLC

Executive Officers

Joseph K. Pagano
Chief Executive Officer and President

Fredrick B. Rolff
Chief Financial Officer

Erik R. Lundh
Executive Vice President, Commercial Operations

Chief Scientific Consultant

Dr. Richard Axel
University Professor at
Columbia University and
Investigator,
Howard Hughes Medical Institute

Corporate Headquarters

Sentigen Holding Corp.
580 Marshall Street
Phillipsburg, New Jersey 08865
(908) 387-1673
www.sentigen.com

Wholly-Owned Subsidiary
Cell & Molecular Technologies, Inc.
www.cmt-inc.net
www.specialtymedia.com

Annual Meeting of Stockholders

Our Annual Meeting of Stockholders is to be held on Wednesday, June 9, 2004 at 3:00 P.M., Eastern Time, at the offices of:

Fulbright & Jaworski L.L.P.
666 Fifth Avenue, 24th Floor
New York, New York

Annual Report on Form 10-K

We make available, free of charge, our annual report on Form 10-K. Please direct all inquiries to the investor relations portion of our website or to the phone number listed above.

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
(800) 937-5449
www.amstock.com

Counsel

Fulbright & Jaworski LLP
666 Fifth Avenue
New York, New York 10103
(212) 318-3000
www.fulbright.com

Independent Accountants

Deloitte & Touche LLP
1633 Broadway
New York, New York 10019
(212) 436-2000
www.deloitte.com

Common Stock and Price Range

Sentigen Holding Corp. (NASDAQSC: SGHL)

On January 9, 2002 our common stock began trading on The NASDAQ SmallCap Market under the symbol SGHL. Prior to that date our common stock was traded on the OTC Bulletin Board. The following table sets forth the high and low bid prices for our common stock as reported on the OTC Bulletin Board or The NASDAQ SmallCap Market, as applicable, and the high and low bid prices from January 1, 2002 until March 22, 2004. The prices represent inter-dealer quotations, which do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

Period	High	Low
2002		
Fourth quarter	$ 5.1500	$4.4100
Third quarter	5.0900	4.0000
Second quarter	6.9000	4.7800
First quarter	6.8000	4.0000
2003		
Fourth quarter	**$ 5.9600**	**$4.4600**
Third quarter	**4.8300**	**4.6000**
Second quarter	**5.0700**	**3.8500**
First quarter	**5.7500**	**4.7300**
2004		
First quarter (through March 22, 2004)	$11.6500	$5.6500

On March 22, 2004, the last sale price for our common stock was $9.84, as reported by The NASDAQ SmallCap Market. As of March 22, 2004, we had 7,457,224 shares of our common stock outstanding and approximately 340 holders of record of our common stock.

Dividend Policy

To date, we have not declared or paid any cash dividends on our common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon our earnings, capital requirements and financial condition and other relevant factors. We currently intend to retain all earnings, if any, to finance the continued development of our business. We do not expect to declare or pay any cash dividends in the foreseeable future.

Forward-Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties detailed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003. These risks and uncertainties could cause actual results to differ materially from those discussed in the Annual Report.

SENTIGEN™
biosciences

cmt
Cell & Molecular Technologies, Inc

SENTIGEN HOLDING CORP.

580 Marshall Street
Phillipsburg, New Jersey 08865
(908) 387-1673